December 1, 2015                                                                                                                              Via Facsimile and EDGAR
Nicholas Panos
Senior Special Counsel
Division of Corporate Finance
Office of Mergers & Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re: CNL Growth Properties, Inc.
Schedule TO-T
Filed November 23, 2015 by CMG Partners, LLC
File No. 005-89185

Dear Mr. Panos:

I am responding to the comments in your letter dated November 25, 2015, regarding the above-referenced filing.  Set forth below are my responses numbered to correspond to your numbered comments.
1.
I have signed the Schedule TO on behalf of all the offerors as the manager of each of them, which is indicated in the signature line.  Each of the offerors is a limited liability company, and I am the manager of each.  The instruction to signature on Schedule TO-T states that the general partner of a partnership or an executive officer of a corporation need not file evidence of authority.  In numerous other regulatory examples, a manager of a limited liability company is considered analogous to the general partner of a limited partnership or an officer of a corporation.  I assume this addresses your concerns.

2.
Our offer is a contract, and we have proposed the terms.  If a shareholder does not wish to agree to the terms of our offer, whether the forum selection provision, the price, or the other terms, that shareholder may simply decline to sign the contract. Counsel was careful to draft the language such that the provision does not run afoul of Section 29: no investor is required to waive rights under the Exchange Act or its rules, and the offer clearly states in Section 1 that by agreeing to litigate in Washington courts "you are not waiving any of your rights under the federal securities laws or any rule or regulation thereunder." The Supreme Court stated in Shearson/American Express Inc. v. McMahon, 482 U.S. 220; 107 S. Ct. 2332; 96 L. Ed. 2d 185 (1987) that as long as a contract doesn't purport to "waive compliance with [a] provision" of the Exchange Act then §29 is not implicated. The Court found that there was no problem with a contract agreeing to waive §27's granting of jurisdiction to the Federal courts (in the context of an arbitration clause), because this was not agreeing to waive compliance of any provision; because §27 does not, said the Court, "impose any statutory duties, its waiver does not constitute a waiver of 'compliance with any provision' of the Exchange Act under §29(a)."  Id. at 228.  Thus, because the forum selection clause here is not purporting to "waive compliance" with any provision of the Exchange Act (only to select where such claims can be made), §29 is not implicated.

3.
I do not understand the confusion.  The offer clearly states that proration will apply only to those shares that are "validly tendered and not withdrawn." If proration becomes an issue then those who have checked the "all or none" box will have withdrawn their tenders.  Thus, proration will only occur on those shares that have not been withdrawn.  The Offer discusses pro ration procedures, and these are unaffected by the "all or none" box because any "all or none" tenders are automatically withdrawn and treated like any other withdrawal.

4.
In my opinion, it is clear that the language referring to a "final and binding" determination means that the Offerors will make the decision, not the seller.  Of course, the seller is always able to contest such a decision in court.  In fact, the offer states that this is "subject, of course, to the parties' ability to seek review of any contested determination in Washington State Court pursuant to Section 16."  This acknowledgement would clearly apply in the other sections as well, and in response to previous staff comments, we have added this language to all 4 locations where the "final and binding" language appears.

5.
The Offerors are confident that their financial condition is not material.  They have stated that they have the capital to purchase all of the shares offered to be purchased, there are no financing contingencies, and the offerors have members who are committed to fund any necessary capital.  Those commitments are binding because they are made by members who have executed a promissory note in favor of the offeror(s), which notes are fully collectible.

We acknowledge the Staff's positions stated in the closing of its letter, and we do not take any specific issue with such positions, but we respectfully decline to make the statements requested. If the requested statements are accurate statements of applicable law, there is no reason to obtain from us any acknowledgment of the law for it to be enforceable.  If the statements go beyond the law applicable to us, or if they are the Staff's interpretations of law, the Staff cannot require us to make statements that would be binding upon us or prejudicial to us.

Sincerely,

/s/ Mark Swenson
Mark Swenson